All figures in U.S. Dollars	TSX: THO

TAHOE REPORTS 2011 RESULTS AND UPDATES ESCOBAL PROJECT
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VANCOUVER, B.C. (March 9, 2012) – Tahoe Resources Inc. (TSX: THO) is pleased to announce financial results for the year ending December 31, 2011, and to update construction progress at its flagship Escobal project in Guatemala. Significant results for 2011 include:

•	Tahoe shares on the Toronto Stock Exchange closed the year at CAD$17.68 per share, up 20%, despite a silver price decline of 11% for 2011.
•	Cash and equivalents at year end were $349.8 million.
•	Net earnings/ (loss) for 2011 amounted to ($69.2 million) or ($0.48) per share.
•	Cash outflow from operating activities amounted to $49.5 million.
•	G&A amounted to $19.1 million, including non-cash share-based compensation of $10.7 million.
•	Capital spending amounted to $43.4 million, consisting of property, plant and equipment purchases.
•	Project development costs of $39.6 million were expensed in 2011.
•	At December 31, 2011, the total project work force amounted to 428 employees, of whom more than 95% are Guatemalan.
•	The project remains on schedule and budget for mill commissioning in the second half of 2013 and commercial production in 1Q 2014.

“Development progress on the Company’s first mine has been very encouraging,” said Kevin McArthur, Tahoe’s President and CEO. “The operating mine plan calls for 317 million silver ounces to be mined over 18 years and commercial production is planned for early 2014. The original capital estimate of $326.6 million is on-budget, the project is fully financ ced, and we hold a significant cash reserve should we encounter unanticipated start-up issues,” he added.

“We have seen impressive exploration results over the last year, indicating the potential for future mine expansion. In the second quarter of this yea ar, we expect to update the mineral resource and to develop a plan to increase future throughput from the currently planned 3,500 tonnes per day (tpd) to 5,000 tpd. It is anticipated that the expansion plan would be financed with internal cash flow and completed within five years of mine start-up,” said Mr. McArthur.

Escobal Project Update

On February 15, 2011, Tahoe received approval for initial Escobal development, including two declines, a new access road, a power line into the property, and temporary facilities. On October 21, 2011, Guatemala’s Ministry of Environment approved Tahoe’s EIS clearing the e way to commence construction of the process plant and permanent support facilities. An approved EIS is required to support the Company’s application for an exploitation permit.

In the third quarter of 2011 the Company submitted the approved EIS in support of its application for an exploitation permit to the Ministry of Energy and Mines (MEM), the government agency responsible for issuing exploitation permits. MEM commenced its legal review of the Company’s exploitation application in the fourth quarter of 2011. The Company expects to receive the exploitation permit in the first half of 2012.

In late October 2011, Tahoe’s construction manager, M3 Engineering and Technology, began mobilizing contractors to commence earthwork and construction of the process plant and support facilities. Civil work is underway, foundations for the crushing plant and ball mill have been formed, concrete placement has begun and warehouse steel construction is well advanced. Upgrades to the San Rafael substation and on-site power lines and electrical distribution are nearly complete. Procurement for the mine and mill remains on schedule and budget, and major plant components have begun to arrive.

All underground equipment is on-site and decline development amounted to 750 metres in 2011. Advance rates were slightly behind schedule due to a late start in 2011 and soft rock conditions in the early portions of the excavations. Advance rates are now meeting expectations, and underground development is planned to be completed in time for mill commissioning in the second half of 2013.

As of December 31, 2011, the Company had incurred and/or committed $141.1 million towards the Escobal project. All long lead-time items have been ordered and the original capital cost estimate of $326.6 million remains unchanged.

Recent construction photographs can be viewed at the Company’s website at www.tahoeresourcesinc.com.

Management Changes
The Company is pleased to announce several management promotions. Ron Clayton has been appointed Executive Vice President & Chief Operating Officer for Tahoe Resources Inc. Sergio Saenz has been promoted to President of Minera San Rafael, Tahoe’s Guatemala subsidiary and Don Gray has been promoted to Vice President and General Manager. Ira Gostin has been appointed Vice President Investor Relations of Tahoe Resources.

Mark Sadler has joined the Company as Vice President Concentrate Sales and Marketing. Mr. Sadler comes from Glencore Ltd. Prior to his work with Glencore, he spent 18 years with Kennecott/Rio Tinto in a variety of management positions with a focus on finance and metals marketing. Mr. Sadler holds a BS degree in Accounting from the University of Utah, an MBA from Westminster College and is a member of the American Institute of CPA’s.

Year-End Financials
As of December 31, 2011, Tahoe had a total of $349.8 million in cash and cash equivalents with no debt. The Company expects this working capital is sufficient to fully fund project construction through commercial production. The audited financial reports and annual MD&A can be found on SEDAR at www.sedar.com or the Company’s website, www.tahoeresourcesinc.com.

About Tahoe Resources Inc.
Tahoe’s strategy is to develop the Escobal Project into a profitable mining operation and to position itself as a leading silver producer with high quality, low cost assets in the Americas. Tahoe is a member of the S&P/TSX Composite and TSX Global Mining indices. A Preliminary Economic Assessment (PA) for the 3,500 tpd case has been filed on SEDAR and additional information is available on Tahoe’s website: www.tahoeresourcesinc.com.

Tahoe’s shares are traded on the Toronto Stock Exchange under the symbol THO.

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Cautionary Note
PA’s are preliminary in nature and include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PA will be realized. For a full description of known risks that could materially affect potential development of the project, see the Company’s March 8, 2012 Annual Information Form for the year ended December 31, 2011 (“AIF”) under the heading “Risk Factors” which are incorporated by reference herein and are available on www.sedar.com under the Tahoe Resources profile.

Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of applicable Canadian securities legislation, which is also referred to as “forward-looking statements.” Wherever possible, words such as “plans,” “expects,” or “does not expect,” “budget,” “scheduled,” “estimates,” “forecasts,” “anticipate” or “does not anticipate,” “believe,” “intend,” and similar expressions or statements that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, have been used to identify forward-looking information. In particular, this news release describes future events and conditions related to Tahoe’s plans for exploration and studies at the Escobal project. Forward-looking information is based on management’s reasonable assumptions, estimates, expectations, analyses and opinions on the date of this news release. These are based on management’s experience and perception of trends, current conditions and expected developments, and other factors that management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, Tahoe’s ability to carry on exploration and development activities, the timely receipt of required approvals, the price of silver and other metals, Tahoe’s ability to operate in a safe, efficient and effective manner and Tahoe’s ability to obtain financing as and when required and on reasonable terms. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. Tahoe’s actual results, programs and financial position could differ materially from those anticipated in such forward-looking statements as a result of numerous factors, many of which are beyond the Company’s control. These factors include, but are not necessarily limited to, results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, receipt and security of mineral property titles, receipt of licenses to conduct mining activities, country risks, project cost overruns or unanticipated costs and expenses, the availability of funds, fluctuations in metal prices, currency fluctuations, and general market and industry conditions. There is no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on this information. Tahoe does not undertake to update any forward-looking information, except as, and to the extent required by, applicable securities laws. For more information about the risks and challenges of Tahoe’s business, investors should review Tahoe’s current AIF available at www.sedar.com.

For further information, please contact:
Tahoe Resources Inc.
Ira M. Gostin, Vice President Investor Relations
investors@tahoeresourcesinc.com
Tel: 775-448-5807 Mobile: 775-771-1461